Exhibit 99.3

Olympus Pacific Minerals

Financial Statements - Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)

(Unaudited-stated in United States dollars)	For the three-month period ended March 31
	2012	2011

Sales	$27,827,250	$6,749,680

Cost and expenses
Cost of sales	12,658,112	4,786,574
Am ortization	5,329,765	1,084,289
Royalty expense	3,395,172	260,453
Exploration	74,504	-
Stock-based com pensation (note 25)	406,660	336,148
Interest and accretion on term loans	2,443,216	570,951
Derivatives - fair value revaluation	2,702,296	(3,964,433)
Corporate and administrative expenses	2,429,828	2,124,608

	29,439,553	5,198,590
Other (income)/expense
Interest (income) expense	24,474	(6,417)
Other income	-	(3,843)
Foreign exchange (gain) loss	301,023	(198,117)

	325,497	(208,377)

Income (loss) for the period before income tax	(1,937,800)	1,759,467

Income tax (income) expense	1,886,520	(104,303)

Net income (loss) and com prehensive income (loss) for the period	(3,824,320)	1,863,770

Attributable to:
Equity owners	$(4,222,111)	$2,003,389
Non-controlling interest	397,791	(139,619)

	$(3,824,320)	$1,863,770

Earnings (loss) per share attributable to equity owners (note 8)
Basic	$(0.011)	$0.005
Diluted	$(0.011)	$0.004

See accompanying notes to the Consolidated Financial Statements

Financial Statements - Consolidated Statement of Financial Position

As at	March 31	December 31
(Unaudited-stated in United States dollars)	2012	2011

ASSETS
Non-current
Advances on plant & equipment	$391,461	$822,515
Property, plant and equipment (note 10)	36,043,947	36,938,115
Deferred exploration expenditure (note 11)	21,597,865	19,516,555
Deferred development expenditure (note 12)	20,572,277	20,276,490
Mine properties (note 13)	37,600,892	37,896,565
Deferred tax assets	825,525	1,008,464
	117,031,967	116,458,704
Current
Cash and cash equivalents (note 14)	8,384,151	8,730,248
Trade and other receivables (note 15)	1,934,594	2,022,122
Inventories (note 16)	11,592,837	15,286,535
Other financial assets (note 17)	3,712,137	3,641,797
	25,623,719	29,680,702

Total assets	142,655,686	146,139,406

SHAREHOLDERS' EQUITY

Equity attributable to equity owners
Capital and reserves (note 24)	128,629,098	131,387,415
Deficit	(70,005,141)	(65,783,030)

	58,623,957	65,604,385
Non-controlling interest	5,785,808	5,920,409

Total shareholders' equity	64,409,765	71,524,794

LIABILITIES

Non-current
Provisions (note 18)	1,139,038	1,278,993
Derivative financial liabilities (note 19)	16,665,434	13,963,138
Interest-bearing loans and borrowings (note 20)	3,253,154	2,795,510
Convertible notes (note 21)	23,725,881	22,524,540
Deferred tax liabilities	7,218,385	7,582,361
	52,001,892	48,144,542
Current
Provisions (note 18)	1,121,542	1,036,017
Trade and other payables (note 22)	14,697,438	15,891,548
Other financial liabilities (note 23)	608,740	354,312
Interest-bearing loans and borrowings (note 20)	8,823,760	8,558,040
Convertible notes (note 21)	992,549	630,153
	26,244,029	26,470,070

Total liabilities	78,245,921	74,614,612

Commitments, contingencies and contractual obligations (note 27)

Total liabilities and shareholders' equity	$142,655,686	$146,139,406

See accompanying notes to the Consolidated Financial Statements

Olympus Pacific Minerals

Financial Statements - Consolidated Statement of Changes in Equity

For the three-month period ended March 31, 2012
(Unaudited-stated in United States dollars)
				Other
		Issued		Reserves	Non-Controlling	Total
	Notes	Capital	Deficit	Note 24(d)	Interest	Equity
Balance at January 1, 2011		129,903,856	(66,867,679)	(3,491,354)	5,682,771	65,227,594
Income/(loss) for the year			1,084,649		560,249	1,644,898
Othercom prehensive income/(loss)
Total comprehensive income/(loss)		-	1,084,649	-	560,249	1,644,898
Issue of share capital	24	6,016,121			750,000	6,766,121
Share capital cancelled		(73,022)				(73,022)
Options granted and vested				3,063,380		3,063,380
Options exercised				(661)		(661)
Warrants granted and vested				896,484		896,484
Investment in subsidiary				(4,927,389)	(1,072,611)	(6,000,000)
Balance at December 31, 2011		135,846,955	(65,783,030)	(4,459,540)	5,920,409	71,524,794
Income/(loss) for the period			(4,222,111)		397,791	(3,824,320)
Other comprehensive income/(loss)
Total comprehensive income/(loss)		-	(4,222,111)	-	397,791	(3,824,320)
Issue of share capital	24					-
Share capital cancelled		(721,414)				(721,414)
Options granted and vested				406,658		406,658
Options exercised		197,856		(173,808)		24,048
Investment in subsidiary				(2,467,609)	(532,392)	(3,000,001)
Balance at March 31, 2012		$135,323,397	$(70,005,141)	$(6,694,299)	$5,785,808	$64,409,765

For the three-month ended M arch 31, 2011
(Unaudited-stated in United States dollars)
				Other
		Issued		Reserves	Non-Controlling	Total
	Notes	Capital	Deficit	Note 24(d)	Interest	Equity
Balance at January 1, 2011		$129,903,856	$(66,867,679)	$(3,491,355)	$5,682,771	$65,227,593

Income/(loss) for the period			2,003,389		(139,619)	1,863,770
Other comprehensive income/(loss)
Total comprehensive income/(loss)		-	2,003,389	-	(139,619)	1,863,770
Issue of share capital	24	5,870,370				5,870,370
Options granted and vested				336,148		336,148
Options exercised				(661)		(661)
Warrants granted and vested				0		0
Warrants exercised
Balance at March 31, 2011		$135,774,226	$(64,864,290)	$(3,155,868)	$5,543,152	$73,297,220

See accompanying notes to the Consolidated Financial Statements

Financial Statements – Consolidated Statement of Cash Flows

(Unaudited-stated in United States dollars)	For the three-month period ended March 31

	2012	2011

Operating activities :
Income (loss) for the period after tax	$(3,824,320)	$1,863,770
Items not affecting cash
Amortization	5,329,765	1,084,289
Stock-based com pensation expense	406,660	336,148
Deferred income tax	(419,709)	(150,302)
Derivatives revaluation	2,702,296	(3,964,433)
Interest and accretion of term loans	1,975,852	70,230
Unrealized foreign exchange	342,081	22,789
ARO adjustment	33,873	19,308
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	(106,384)	313,913
Trade and other payables	(1,358,922)	3,651,441
Inventory	3,464,833	(91,317)
Cash provided by operating activities	8,546,025	3,155,836

Investing activities :
Deferred exploration and development costs	(4,592,396)	(2,700,815)
Investm ent in subsidiary	(3,000,000)	-
Acquisition of property, plant and equipment	(637,709)	(3,657,349)
Cash used in investing activities	(8,230,105)	(6,358,164)

Financing activities :
Capital lease payments	-	(108,746)
Purchase of shares through share buy-back	(721,414)	-
Shares issued, net of costs	-	5,498,220
Proceeds from options and warrants exercised	24,048	-
Cash provided by (used in) financing activities	(697,366)	5,389,474

Increase (decrease) in cash during the period	(381,446)	2,187,146

Cash - beginning of the year	8,730,248	4,105,325

Effect of foreign exchange rate changes on cash	35,349	(2,374)

Cash - end of the period	$8,384,151	$6,290,097

Supplemental information:
Interest paid	$467,364	$500,721
Income taxes paid	$2,555,666	$-

See accompanying notes to the Consolidated Financial Statements

Olympus Pacific Minerals

Notes to the Financial Statements

1. Corporate Information

The consolidated financial statements of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) for the three month period ended March 31, 2012 were authorized for issue in accordance with a resolution of the Audit Committee on behalf of the Company’s board of directors on May 10, 2012. Olympus is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Toronto, Ontario, Canada whose shares are publically traded.  Its ordinary shares are traded on the Toronto Stock Exchange, the Australian Securities Exchange and the OTCQX in the United States of America.

The principal activities of the group are the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia.  The Company has two key properties located in Central Vietnam: the Bong Mieu Gold property and the Phuoc Son Gold property; as well as one key property in Central Malaysia: The Bau Gold property; and, one key property in the Northern Philippines: The Capcapo Gold Property.
2. Statement of Compliance

These condensed consolidated interim financial statements of Olympus Pacific Minerals Inc. and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.
3. Basis of Preparation

The consolidated financial statements are presented in US dollars, which is the parent’s functional and presentation currency.

The accounting policies in note 6 have been applied in preparing the consolidated financial statements. These policies are based on IFRS as issued by the IASB and outstanding as of March 31, 2012.

Change of  Financial Year-End
The financial year-end of the company was changed from December 31 to June 30 effective for the Company’s 2012 financial year. Accordingly, the Company’s transition year will be the six month period ended June 30, 2012.

4. Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below.

Notes to the Financial Statements (Unaudited)
March 31, 2012

Ore reserves and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties.  The Group estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons, relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data.  The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, goodwill, provisions for asset retirements, recognition of deferred tax assets, and depreciation and amortization charges.

Derivative valuation (Note 19)
The Group measures certain derivative financial liabilities by reference to their fair values at the date of the consolidated statement of financial position.  The estimation of fair value of such derivatives is based upon factors such as estimates of commodity prices and volatility, equity prices, risk-free rates and terms to maturity.  Changes in such estimates may impact upon the carrying value of derivative liabilities and derivative revaluation charges.

Impairment of assets (Notes 10, 11, 12, 13)
The Group assesses each cash generating unit annually to determine whether any indication of impairment of the assets comprising the cash generating unit exists.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use.  These estimates require the use of assumptions such as long-term commodity prices, discount rates, future capital requirements, political environment, exploration potential and operating performance.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account.  Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Management has assessed its cash generating units as being individual ore bodies, which is the lowest level for which cash inflows are largely independent of those of other assets.

Capitalized exploration costs (Note 11)
Exploration costs are capitalized by the Group and accumulated in respect of each identifiable area of interest.  These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest (or alternatively by its sale), or where activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations are continuing.

Production start date (Notes 10, 11, 12, 13)
The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage being when the mine is substantially complete and ready for its intended use.  The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant and its location.  The Group considers various relevant criteria to assess when the production phase is considered to commence and all related amounts are reclassified from ‘capital assets in progress’ to ‘producing mines’ and ‘property, plant and equipment’.  Some of the criteria used will include, but are not limited to, the following:

•	Level of capital expenditure incurred compared to the original construction cost estimates;

•	Completion of a reasonable period of testing of the mine plant and equipment;

•	Ability to produce metal in saleable form (within specifications);

•	Ability to sustain ongoing production of metal.

When a mine development/construction project moves into the production stage, the capitalization of certain mine development/construction costs ceases and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development.  It is also at this point that depreciation/amortization commences.

Olympus Pacific Minerals

Inventories (Note 16)
Net realizable value tests are performed monthly and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method.

Stockpile tonnages are verified by periodic surveys.

Asset retirement obligations (Note 18)
The provisions for asset retirement obligations are based on estimated future costs using information available at the balance date.  To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income/(loss) may be impacted (refer to note 18).

Share-based payment transactions (Note 25)
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value of options is determined by using the Black-Scholes model.  The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Contingencies (Note 27)
By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

5. Change in accounting policies, new standards and interpretations not applied

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial Instruments

IFRS 9, Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income/(loss). Where such equity instruments are measured at fair value through other comprehensive income/(loss), dividends to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income/(loss) indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income/(loss).

IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements

For annual periods beginning on January 1, 2013, IFRS 10, Consolidated Financial Statements will replace portions of IAS 27 Consolidated and Separate Financial Statements and interpretation SIC-12 Consolidation — Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee. As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no ‘bright lines’. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all which may differ from current practice.

Notes to the Financial Statements (Unaudited)
March 31, 2012

IFRS 10 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

On January 1, 2013, the Company will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called jointly controlled entities) using proportionate consolidation will be removed and replaced by equity accounting. Due to the adoption of this new section, Venturers will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item.

IFRS 11 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

On January 1, 2013, the Company will be required to adopt IFRS 12, Disclosure of Involvement with Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgements and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities.

IFRS 12 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

On January 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement. The new standard will generally converge the IFRS and US GAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the ‘exit price’ and concepts of ‘highest and best use’ and ‘valuation premise’ would be relevant only for non-financial assets and liabilities.

IFRS 13 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements

On January 1, 2013, the Company will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10. In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the new accounting standard on its separate financial statements.

IAS 28 Investments in Associates and Joint Ventures

On January 1, 2013, the Company will be required to adopt IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28.

IFRS 28 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Olympus Pacific Minerals

6. Significant Accounting Policies

Basis of consolidation

The financial statements consolidate the financial statements of Olympus Pacific Minerals Inc. (the Company) and its subsidiaries (the Group).  All intra-group balances and transactions, including unrealized profits and losses arising from intra-Group transactions, have been eliminated in full.

Foreign currency translation

The consolidated financial statements are presented in United States dollars, which is the parent company’s functional currency and the Group’s presentation currency.  The financial statements of subsidiaries are maintained in their functional currencies and converted to US dollars for consolidation of the Group results.  The functional currency of each entity is determined after consideration of the primary economic environment of the entity.  The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the dates of the consolidated statements of financial position and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the consolidated statements of income (loss) and comprehensive income (loss).

Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the acquiree on the basis of fair value at the date of acquisition.  Those mining rights, mineral reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition.  Other potential reserves, resources and mineral rights, for which, in the Directors’ opinion, values cannot be reliably determined, are not recognized.  Acquisition costs are expensed.

When the cost of acquisition exceeds the fair values attributable to the Group’s share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or where there is an indication of impairment.  If the fair value attributable to the Group’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of comprehensive income (loss).

Non-controlling interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the consolidated statement of financial position, separately from the parent’s shareholders’ equity.

Mine properties

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost.  All costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds the recoverable amount.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the consolidated statements of operations and comprehensive loss.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations

Asset Retirement Obligations (“ARO”) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost of reclamation, taking into account the probability of particular scenarios.

Notes to the Financial Statements (Unaudited)
March 31, 2012

The Company recognizes the fair value of an ARO as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The value of the ARO is estimated using the risk-adjusted expected cash flow approach discounted at a risk-free interest rate.  Subsequent to the initial measurement, the ARO is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Exploration and evaluation expenditure

Exploration and evaluation expenditure relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies.

The Company defers all exploration and evaluation expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

Initial reconnaissance exploration is expensed as incurred.

An impairment review is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts.  To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined.  Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Deferred development costs

The Company defers all development expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Olympus Pacific Minerals

Capital work in progress

Assets in the course of construction are capitalized in the capital work in progress account.  On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start-up period are capitalized where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated.  The net carrying amounts of capital work in progress at each mine property are reviewed for impairment either individually or at the cash-generating unit level and when events and changes in circumstances indicate that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Property, plant and equipment

The Company initially records buildings, plant and equipment and infrastructure at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

Buildings, plant and equipment, and infrastructure involved in service, production and support are then amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Where parts of an asset have different useful lives, depreciation is calculated on each separate part.  Each asset or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Estimates of remaining useful lives and residual values are reviewed annually.  Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

Buildings	4 to 10 years
Infrastructure	3 to 8 years
Computer hardware and software	3 years
Plant and equipment	3 to 10 years

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

The net carrying amounts of property, plant and equipment are reviewed for impairment either individually or at the cash generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable.  To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Group, the expenditure is capitalized and the carrying amount of the item replaced derecognized.  Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized.  All other costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of income (loss) and comprehensive income (loss).

Any items of property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the statement of income (loss) and comprehensive income (loss) in the financial year in which the item is derecognized.

Leasing commitments

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date, including whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.  A reassessment after inception is only made in specific circumstances.

Notes to the Financial Statements (Unaudited)
March 31, 2012

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts, are capitalized in the consolidated statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement.  These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term.  The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the consolidated statement of financial position.  The interest elements of the lease or hire purchase obligations are charged to the statement of comprehensive income/(loss) over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases.  Rentals payable under operating leases are charged to the statement of comprehensive income/(loss) on a straight-line basis over the lease term.

Impairment of assets

At least annually, the Company reviews and evaluates the carrying value of its non-current assets for impairment.  They are also reviewed for impairment when events or changes in circumstances, such as a decrease in commodity (gold) prices, increase in costs of capital, the achievement of lower than expected resource quantities and grades or the expiration and non-renewal of a key exploration or mining license, indicate that the carrying amounts of related assets or groups of assets might not be recoverable. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash inflows independent of other assets, in which case the review is undertaken at the cash-generating unit level.    Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to it, or includes intangible assets that are either not available for use or that have an indefinite useful life (and which can only be tested as part of a cash-generating unit), an impairment test is performed at least annually or whenever there is an indication that the carrying amounts of such assets may be impaired.

If the carrying amount of an asset exceeds its recoverable amount, defined as the higher of the asset’s value-in-use and its fair value less costs to sell, an impairment loss is recorded in the statement of comprehensive income/(loss) to reflect the asset at the lower amount.  In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate that reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted.  Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties.  For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued use and eventual disposal of the asset.  In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate.

An impairment loss is reversed in the statement of comprehensive income/(loss) if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognized.  The carrying amount is increased to the recoverable amount, but not beyond the carrying amount, net of depreciation or amortization that would have arisen if the prior impairment loss had not been recognized.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Stripping costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Olympus Pacific Minerals

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, gold in circuit, doré bars and gold bullion.  Inventory is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Gold bullion, doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overheads, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods (gold bullion and doré bars), ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

Operating supplies are valued at the lower of cost or net realizable value.  Any provision for obsolescence is determined by reference to specific items of stock.  A regular review is undertaken to determine the extent of any provision for obsolescence.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.  The Company does not have any overdraft facilities with any bank.

Borrowing costs

Borrowing costs are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes borrowing costs to assets under development or construction while development or construction activities are in progress. Capitalizing borrowing costs ceases when construction of the asset is substantially complete and it is ready for its intended use.

Borrowing costs related to the establishment of a loan facility are capitalized and amortized over the life of the facility.  Other borrowing costs are recognized as an expense in the financial period in which it is incurred.

Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.  The Group determines the classification of its financial assets at initial recognition.

All financial liabilities are initially recognized at their fair value.  Subsequently, all financial liabilities with the exception of derivatives are carried at amortized cost.

The Group considers whether a contract contains an embedded derivative when the Group becomes a party to the contract.  Embedded derivatives are separated from the host contract if it is not measured at fair value through profit and loss and when the economic characteristics and risks are not closely related to the host contract.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the statement of comprehensive income/(loss).  The losses arising from impairment are recognized in as finance costs in the statement of comprehensive income/(loss).

Fair values

The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the date of the consolidated statement of financial position.  Where there is no active market, fair value is determined using valuation techniques.  These include recent arm’s-length market transactions; reference to current market values of other instrument which are substantially the same; discounted cash flow analyses; and pricing models.

Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.

De-recognition of financial assets and liabilities

Financial assets

Notes to the Financial Statements (Unaudited)
March 31, 2012

A financial asset is de-recognized when:

•	The rights to receive cash flows from the asset have expired;
•	The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or
•
The Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognize the financial asset to the extent of its continuing involvement in the asset.

Financial liabilities

A financial liability is de-recognized when the obligation under the liability is discharged or cancelled or expires.

Gains and losses on de-recognition are recognized within finance income and finance costs respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of comprehensive income/(loss).

Impairment of financial assets

The Group assesses at each date of the consolidated statement of financial position whether a financial asset is impaired.

Financial assets carried at amortized costs

If there is objective evidence that an impairment loss on loans and receivables and held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).  The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income/(loss).  Objective evidence of impairment of loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter-party that would not normally be granted, or it is probable that the counter-party will enter into bankruptcy or a financial reorganization.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed.  Any subsequent reversal of an impairment loss is recognized in the statement of comprehensive income/(loss), to the extent that the carrying value of the asset does not exceed its amortized cost as the reversal date.

Olympus Pacific Minerals

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Interest bearing loans and borrowings

Loans are recognized at inception at the fair value of proceeds received, net of directly attributable transaction costs.  Subsequently they are measured at amortized cost using the effective interest method.  Finance costs are recognized in the statement of comprehensive income/(loss) using the effective interest method.

Convertible Notes

The components of the Convertible Note that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated statement of financial position, net of transaction costs and are subsequently accounted for at amortized cost.  The derivative liability components (warrants and conversion features) are fair valued using a binomial option pricing model.  The carrying amount of the warrant and conversion features are re-measured at each reporting date and any movement in value is reflected in the statement of comprehensive income (loss).

The remainder of the proceeds is allocated to the convertible note debt that is recognized and included in term liabilities, net of broker transaction costs.  Interest on the liability component of the convertible note is recognized as an expense in the statement of comprehensive income/(loss).

Transaction costs are apportioned between the components of the convertible note based on the allocation of proceeds to such components when the instrument is first recognized.

Gold Loan Notes

The equity components (attached warrants) are valued using the Black Scholes option pricing model after taking account of relevant inputs.

The remainder of the proceeds is allocated to the gold note debt that is recognized and included in term liabilities, net of an allocated portion of broker transaction costs, and is accreted to face value over the life of the debt on an effective yield basis.

Interest on the liability component of the gold note is recognized as an expense in the statement of comprehensive income (loss).

Transaction costs are apportioned between the liability, equity and derivative components of the gold note based on the allocation of proceeds to the liability, equity and derivative components when the instrument is first recognized.

Derivative financial instruments

The Group has embedded derivative instruments in its debt finance on the Convertible Note and the Gold Loan Notes.

The components of the gold note that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is re-valued at each reporting date with the corresponding unrealized movement in value being reflected in the statement of comprehensive income (loss).

The convertible notes are denominated in Canadian dollars and US dollars and the associated warrants are denominated in Canadian dollars.  The functional reporting currency of the Company is US dollars.  As the exercise price of the stock underlying the warrants and conversion feature is not denominated in the Company’s functional currency the contractual obligations arising from the warrants and conversion feature do not meet the definition of equity instruments and are considered derivative liabilities.  The warrants are recorded as financial liabilities and are re-valued at each reporting date with any change in valuation being recognized in the statement of comprehensive income (loss).

Notes to the Financial Statements (Unaudited)
March 31, 2012

Employee entitlements

Provisions are recognized for short-term employee entitlements, on an undiscounted basis, for services rendered by employees that remain unpaid at the date of the statement of financial position.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.  Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in finance costs in the statement of comprehensive income (loss).

Taxation

Current tax

Current tax for each taxable entity in the Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the date of the consolidated statement of financial position and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax

Deferred tax is recognized using the “balance sheet” method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•
Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss: and

•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•
Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the consolidated statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.  To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realised or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the date of the consolidated statement of financial position.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

Olympus Pacific Minerals

Ordinary share capital

Ordinary shares issued by the Company are recorded at the net proceeds received, which is the fair value of the consideration received less costs that are incurred in connection with the share issue.

Stock-based cash settled transactions

The transactions involving the issuance of vested and vesting warrants associated with the 2010 convertible note issue and the warrants to the agent under the offering are measured initially at fair value at the grant date using a binomial model, taking into account the terms and conditions upon which the instruments were granted.  The contractual life of each warrant is four years.

Stock-based compensation

The Group makes share-based awards to certain directors, officers, employees and consultants.

Equity-settled awards

For equity-settled awards, the fair value is charged to the statement of comprehensive income/(loss) and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions).  The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions).  The fair value is determined using a Black Scholes option pricing model.  At each date of the consolidated statement of financial position prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions).  The movement in cumulative expense is recognized in the statement of comprehensive income (loss) with a corresponding entry within equity.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period.  In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.  Any compensation paid up to the fair value of the award at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the statement of comprehensive income/(loss).  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new award is treated as if it is a modification of the original award, as described in the previous paragraph.

Cash-settled awards

For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest, adjusting for market and non-market based performance conditions.  During the vesting period, a liability is recognized representing the portion of the vesting period that has expired at the date of the consolidated statement of financial position multiplied by the fair value of the awards at that date.  After vesting, the full fair value of the unsettled awards at each balance date is recognized as a liability.  Movements in the liability are recognized in the statement of comprehensive income (loss).

Revenue recognition

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received.  Sales, export taxes or duty are recorded as part of cost of sale.

Revenue from the sale of gold and by-products, such as silver, are recognized when: (i) the significant risks and rewards of ownership have been transferred; (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned; and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the Company until the point that gold and silver are confirmed as sold to the end consumer. Gold is sold on the spot market in US dollars whereas silver is sold at the silver fixing price of the London Bullion Market in US dollars.

Refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Notes to the Financial Statements (Unaudited)
March 31, 2012

7. Segment Analysis

For management purposes, the group is organized into one business segment and has two reportable segments based on geographic area as follows:

•	The Company’s Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries;
•	The Company’s Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.

Management monitors the operating results of its reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss, as well as mine development, and is measured consistently with operating profit or loss in the consolidated financial statements. However, group financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

		Deferred	Deferred
	Property, plantand	exploration	development		Other non-current	Total non-current
	equipm ent	expenditure	expenditure	Mine properties	assets	assets	Currentassets	Liabilities
At December 31, 2012
Vietnam	$35,727,118	$12,290,419	$20,572,277	$5,774,455	$574,912	$74,939,181	$23,946,701	$14,611,634
Malaysia	113,867	9,307,446	-	31,276,437	642,074	41,339,824	166,137	7,540,964
Other	202,962		-	550,000	-	752,962	1,510,881	56,093,323
Total	$36,043,947	$21,597,865	$20,572,277	$37,600,892	$1,216,986	$117,031,967	$25,623,719	$78,245,921
At December 31, 2011
Vietnam	$36,680,791	$11,990,153	$20,276,490	$6,070,128	$943,747	$75,961,309	$25,885,982	$16,337,040
Malaysia	99,954	7,526,402	-	31,276,437	887,232	39,790,025	226,969	7,744,705
Other	157,370		-	550,000	-	707,370	3,567,751	50,532,867
Total	$36,938,115	$19,516,555	$20,276,490	$37,896,565	$1,830,979	$116,458,704	$29,680,702	$74,614,612

	For the period ended M arch 31, 2012		For the period ended M arch 31, 2011
		Incom e/(loss)
		and		Income/(loss)and
		com prehensive		comprehensive
	Revenue	income/(loss)	Revenue	income/(loss)
Vietnam	$27,827,250	$3,712,633	$6,749,680	$127,076
Malaysia	-	352,753		45,898
Other	-	(7,889,706)		1,690,796
Total	$27,827,250	$(3,824,320)	$6,749,680	$1,863,770

Intra-segment transactions are eliminated in the above table.

Olympus Pacific Minerals

8. Earnings Per Share
	For the Three Months Ended March 31, 2012	For the Three Months Ended March 31, 2011
Basic Earnings per Share Attributable to Equity Owners
Earnings (loss) for the period	(4,222,111)	$1,863,770
Weighted average number of common shares outstanding	379,995,190	366,255,793
Basic earnings (loss) per share	(0.011)	0.005
Diluted Earnings per Share Attributable to Equity Owners
Net earnings (loss) used to calculate diluted earnings per share	(4,222,111)	1,863,770
Weighted average number of common shares outstanding	379,995,190	366,255,793
Dilutive effect of stock options outstanding and convertible notes	480,408	87,654,468
Weighted average number of common shares outstanding used to calculate diluted earnings per share	380,475,598	453,910,261
Diluted earnings (loss) per share	(0.011)	0.004

Basic earnings per share is calculated by dividing the net profit (loss) for the period attributable to the equity owners of the Parent Company by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is based on basic earnings (loss) per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.

9. Business combinations

The Group has not made any business combinations in the three month period ended March 31, 2012.

Prior year business combinations

Bau Gold Project - Increase in investment in North Borneo Gold
On September 30, 2010, the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd by January 2014, subject to payments to be made in several tranches.

The Company has accounted for the increased interest in North Borneo Gold Sdn Bhd as an equity transaction and has recorded in other reserves the premium paid on the purchase on a pro rata basis of the fair value of the non-controlling interest initially recognized on acquisition.

Notes to the Financial Statements (Unaudited)
March 31, 2012

The transactions can be summarized as follows:

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company’s Effective Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/20/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	1/21/2014	14,250	93.55%
			108,750	93.55%

 The agreement includes a condition subsequent that must be met before the Tranche 3c payment is required to be settled.  The condition subsequent requires the vendor to obtain:

a)
All renewals or grants (as applicable) of mining licenses and mining certificates relating to the Jugan deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

b)
All ministerial, Governor and other regulatory approvals to ensure that the mining licenses and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations

Conditions to be met before settlement of each tranche are as follows:

Tranche 1	- has no conditions;

Tranche 2	- amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date;

Tranche 3
- if the condition subsequent noted above has been met by March 31, 2012 settlement of the Tranche 3c payment occurs.  If the condition subsequent has not been met then the shares transfer to the purchaser at no additional cost.
On completion of Tranche 3c the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases;

Tranche 4	- has no conditions.

Capcapo Gold Property

The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation (a company in the process of incorporation in which the Company will hold a 40% interest) in respect of the Capcapo Gold Property in the Northern Philippines.

Pursuant to the terms of the joint venture agreement, the Company, in consortium with a Philippine company (in the process of incorporation) controlled by Philippines nationals, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. Olympus paid to AMIC US$300,000 upon the signing of the joint venture agreement, is required to pay a further US$400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Olympus Pacific Minerals

Stage	Expected Expenditures	Payment Due Upon Completion of The Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a

In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Project or 6% of the annual profit of the joint venture corporation.

Finally, Olympus is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a US$2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of US$5,000,000, whichever is of lesser value.

Notes to the Financial Statements (Unaudited)
March 31, 2012

10. Property, Plant and Equipment

	At March 31, 2012
	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At January 1, 2012, net of accumulated depreciation	$1,899,978	$19,064,092	$15,198,968	$775,077	$36,938,115
Additions	-	831,054	12,052	603,668	1,446,774
Disposals	-	-	-	-	-
Reclassifications	38,782	-	388,568	(427,350)	-
Depreciation	(116,916)	(1,291,091)	(936,607)	-	(2,344,614)
Translation adjustments	-	3,672	-	-	3,672
At March 31, 2012, net of accumulated depreciation	$1,821,844	$18,607,727	$14,662,981	$951,395	$36,043,947
At March 31, 2012: Cost	$3,141,999	$31,240,842	$20,737,679	$951,395	$56,071,915
Accumulated depreciation	1,320,155	12,633,115	6,074,698	-	20,027,968
Net carrying amount	$1,821,844	$18,607,727	$14,662,981	$951,395	$36,043,947

	At December 31, 2011
	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At January 1, 2011, net of accumulated depreciation	$184,755	$6,896,788	$1,830,155	$21,737,979	$30,649,677
Additions	147,336	3,032,208	9,545,693	744,745	13,469,982
Disposals	-	(252,703)	-	-	(252,703)
Reclassifications	1,852,126	13,796,964	6,058,557	(21,707,647)	-
Depreciation	(284,239)	(4,372,794)	(2,235,437)	-	(6,892,470)
Translation adjustments	-	(36,371)	-	-	(36,371)
At December 31, 2011, net of accumulated depreciation	$1,899,978	$19,064,092	$15,198,968	$775,077	$36,938,115
At December 31, 2011: Cost	$3,103,216	$30,403,504	$20,337,058	$775,077	$54,618,855
Accumulated depreciation	1,203,238	11,339,412	5,138,090	-	17,680,740
Net carrying amount	$1,899,978	$19,064,092	$15,198,968	$775,077	$36,938,115

The carrying value of plant and equipment held under finance leases at March 31, 2012 is $732,203 (December 31, 2011: $370,580).

Included in the net carrying value of buildings, plant & equipment and infrastructure at March 31 2012 were amounts of US$0.2 million, US$2.0 million and US$2.0 million respectively (December 31, 2011 – buildings, plant & equipment and infrastructure - US$0.3 million, US$2.0 million and US$2.1 million respectively) for interest and borrowing costs capitalized for the Phuoc Son plant which was under construction and placed into commercial production on July 1, 2011.

11. Deferred Exploration Expenditure

Olympus Pacific Minerals

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ GoldCo	Total
Cost as at January 1, 2011	3,639,770	7,899,158	2,267,175	535,828	14,341,931
Additions	258,436	712,428	5,537,081	233,327	6,741,272
Translation adjustments	-	-	(277,854)	(12,480)	(290,334)
Cost as at December 31, 2011	3,898,206	8,611,586	7,526,402	756,675	20,792,869
Additions	71,917	357,528	1,382,103	29,135	1,840,683
Translation adjustments	-	-	398,941	-	398,941
Cost as at March 31, 2012	3,970,123	8,969,114	9,307,446	785,810	23,032,493

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Company	Total
Accumulated amortization as at January 1, 2011	(147,017)	(573,139)	-	-	(720,156)
Additions	(15,007)	(541,151)	-	-	(556,158)
Accumulated amortization as at December 31, 2011	(162,024)	(1,114,290)	-	-	(1,276,314)
Additions	(15,027)	(143,287)	-	-	(158,314)
Accumulated amortization as at March 31, 2012	(177,051)	(1,257,577)	-	-	(1,434,628)
Net book value as at December 31, 2011	3,736,182	7,497,296	7,526,402	756,675	19,516,555
Net book value as at March 31, 2012	3,793,072	7,711,537	9,307,446	785,810	21,597,865

Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006, the Bong Mieu underground mine which commenced production on April 1, 2009 and the Phuoc Son mine which commenced commercial production on October 1, 2009.

As the Company did not yet have unencumbered access to the Capcapo property at March 31, 2012, exploration costs incurred to date in 2012 in respect of this property have been expensed.

Notes to the Financial Statements (Unaudited)
March 31, 2012
12. Deferred Development Expenditure

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	Total
Cost as at January 1, 2011	12,206,622	11,683,527	23,890,149
Additions	4,195,582	5,114,149	9,309,731
Cost as at December 31, 2011	16,402,204	16,797,676	33,199,880
Additions	826,479	1,925,233	2,751,712
Cost as at March 31, 2012	17,228,683	18,722,909	35,951,592
Accumulated amortization as at January 1, 2011	(2,406,850)	(3,379,441)	(5,786,291)
Additions	(1,246,501)	(5,890,598)	(7,137,099)
Accumulated amortization as at December 31, 2011	(3,653,351)	(9,270,039)	(12,923,390)
Additions	(551,289)	(1,904,636)	(2,455,925)
Accumulated amortization as at March 31, 2012	(4,204,640)	(11,174,675)	(15,379,315)
Net book value as at December 31, 2011	12,748,853	7,527,637	20,276,490
Net book value as at March 31, 2012	13,024,043	7,548,234	20,572,277

13. Mine Properties

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	GR Enmore	Total
Cost as at January 1, 2011	3,220,670	4,995,064	31,276,437	1,333,333	550,000	41,375,504
Additions	-	-	-	-	-	-
Cost as at December 31, 2011 and March 31, 2012	3,220,670	4,995,064	31,276,437	1,333,333	550,000	41,375,504
Accumulated amortization as at January 1, 2011	(944,225)	(1,233,500)	-	-	-	(2,177,725)
Additions	(344,696)	(956,518)	-	-	-	(1,301,214)
Accumulated amortization as at December 31, 2011	(1,288,921)	(2,190,018)	-	-	-	(3,478,939)
Additions	(53,877)	(241,796)	-	-	-	(295,673)
Accumulated amortization as at March 31, 2012	(1,342,798)	(2,431,814)	-	-	-	(3,774,612)
Net book value as at December 31, 2011	1,931,749	2,805,046	31,276,437	1,333,333	550,000	37,896,565
Net book value as at March 31, 2012	1,877,872	2,563,250	31,276,437	1,333,333	550,000	37,600,892

The Company’s exploration and mining licenses related to the above mine properties are of a fixed term. Prior to the expiry of any of its exploration or mining licenses, the Company files applications in the ordinary course to renew those licenses that it deems necessary or advisable for the continued operation of its business. Certain of the Company’s exploration and mining licenses described above, including Phuoc Son exploration license, Bong Mieu (Ho Gan) exploration license, and North Borneo Gold mining and exploration licenses are currently under application for renewal.

Bong Mieu Gold Property
The Company holds an 80 percent interest in the Bong Mieu Gold Project and holds mining and investment licenses covering thirty square kilometres within the Bong Mieu gold property area. The investment license covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). In 1997, the Company's subsidiary, Formwell Holdings Limited ("FHL"), entered into a joint venture with The Mineral Development Company Limited ("Mideco") and with Mien Trung Industrial Company ("Minco"), a mining company then controlled by the local provincial government to form the Bong Mieu Gold Mining Company ("BMGC").  The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company placed the Bong Mieu Underground project into production effective April 1, 2009 on substantial completion of the plant installation which enabled commercial production of  Bong Mieu Underground to commence.  The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam from the Bong Mieu Gold Project.

Olympus Pacific Minerals

Phuoc Son Gold Property
The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Minco, a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Phuoc Son Gold Property was put into commercial production in the fourth quarter of 2009.

Ore mined from Phuoc Son was trucked to the Bong Mieu processing facility under a trucking permit until December 31, 2010. The permit was renewed effective March 15, 2011, however, management decided not to utilize the permit opting instead to stock pile ore for treatment in the new processing plant.

The Company pays the Vietnam Government a royalty equal to fifteen percent of the sales value of gold production in Vietnam from the Phuoc Son Gold Project.

Bau Gold Project
During the third and fourth quarters of 2010, the Company purchased an additional combined 25 percent interest in North Borneo Gold Sdn Bhd and in May 2011, the Company acquired an additional 5.48%, taking its effective interest in the Bau Gold Project to 80.53% at December 31, 2011. In January 2012 the Company purchased an additional 2.72%, taking its effective interest to 83.25% at March 31, 2012. The remaining interest is held by the Malaysian mining group, Gladioli Enterprises Sdn Bhd. Pursuant to the Bau Agreement, Olympus is the project operator.

The Bau Gold Project comprises consolidated mining and exploration tenements within the historic Bau Goldfield, in Sarawak, East Malaysia.

The Company has agreed to acquire a further 10.3 percent from the local Malaysian joint venture partner in three remaining tranches, with final completion in January 2014 which will bring the Company’s effective interest to 93.55%.  As a condition of settlement of Tranche 2, the Joint Venture agreement has been revised. The revisions deal with a number of operational and governance matters.  Further information about the acquisition can be found in note 9.

Capcapo Gold Property
The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation in respect of the Capcapo Gold Property in the Northern Philippines.

The terms of the joint venture agreement are described in note 9.  The joint venture agreement also grants the Company a right of first refusal over a mineral production sharing agreement held by
Jabel over the Patok property, also located in Abra Province, Northern Philippines.

Tien Thuan Gold Property
The Company holds an option to acquire a 75 percent development interest in the Tien Thuan Gold Project in Binh Dinh Province, Central Vietnam.

The Tien Thuan Gold Project lies some 50 km west of the port city of Quy Nhon in Binh Dinh Province.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary, Binh Dinh New Zealand Gold Company (“BNG”). Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

Notes to the Financial Statements (Unaudited)
March 31, 2012

Enmore Gold Property
The Company holds a 100 percent interest in the Enmore Gold Project in north western New South Wales, Australia through two exploration licenses covering 290km2 and is earning an 80 percent interest in two exploration licenses covering 35 km2.

14. Cash and Cash Equivalents

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made at call and for less than one month, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The fair value of cash and short-term deposits at March 31, 2012 and at December 31, 2011 approximates carrying value. The Group only deposits cash surpluses with major banks of high quality credit standing.

Cash and cash equivalents comprise the following:

	March 31, 2012	December 31, 2011

Cash at banks and on hand	$8,384,151	$7,976,516
Short-term deposits	-	753,732
Total	$8,384,151	$8,730,248

15. Trade and Other Receivables

	March 31, 2012	December 31, 2011
Trade receivables	$24,465	$19,933
Vietnam value-added tax	1,093,995	1,224,617
Deposits	621,069	666,549
Other receivables	195,065	111,023
Total	$1,934,594	$2,022,122

Olympus Pacific Minerals

16. Inventories

	March 31, 2012	December 31, 2011
Doré bars and gold bullion	$6,310,109	$8,974,577
Ore in stockpiles	338,055	488,788
Gold in circuit	1,036,390	1,559,123
Mine operating supplies and spares	3,908,283	4,264,047
Total	$11,592,837	$15,286,535

3,150 oz gold were held in inventory pending delivery of principal repayment of the Gold Loan on 31 May, 2012.

17. Other Financial Assets

	March 31, 2012	December 31, 2011
Prepaid expenses	$3,712,137	$3,641,797
Total	$3,712,137	$3,641,797

Prepayments are entered into in the ordinary course of business and are generally utilized within a twelve month period.

18. Provisions

	Asset Retirement Obligation	Employee Entitlements	Other	Total
At January 1, 2011	1,610,677	93,707	382,522	2,086,906
Arising during the twelve months	401,260	264,221	450,584	1,116,065
Write back of unused provisions	-	-	(95,106)	(95,106)
Accretion	79,969	-	-	79,969
Utilization	(375,947)	(209,461)	(287,416)	(872,824)
At December 31, 2011	$1,715,959	$148,467	$450,584	$2,315,010
Arising during the three months	-	155,963	233,385	389,348
Accretion	33,873	-	-	33,873
Utilization	(63,913)	(104,432)	(309,306)	(477,651)
At March 31, 2012	1,685,919	199,998	374,663	2,260,580

Comprising:
Current 2012	546,881	199,998	374,663	1,121,542
Non-current 2012	1,139,038	-	-	1,139,038
	1,685,919	199,998	374,663	2,260,580

Comprising:
Current 2011	436,966	148,467	450,584	1,036,017
Non-current 2011	1,278,993	-	-	1,278,993
	$1,715,959	$148,467	$450,584	$2,315,010

Asset Retirement Obligations

In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized $1,787,540 in provisions for this purpose. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at the date of the consolidated statement of financial position. The provision has been calculated using a discount rate of 6.9%. The rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income (loss) may be impacted.

Notes to the Financial Statements (Unaudited)
March 31, 2012

Employee Entitlements
Employee entitlements include the value of excess leave entitlements allocated over the leave taken by the employees of the Group.  These amounts are expected to be utilized as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Employee entitlements also include provisions for short-term incentive plan benefits.

Other

Other provisions mainly represent a provision for audit fees that relate to the period but for which the services are generally performed in a future period.

19. Derivative Financial Liabilities

	March 31, 2012	December 31, 2011
Gold loan - gold price movements derivative	$5,302,000	$4,394,000
Gold loan vested warrants - conversion option	275,065	209,181
Convertible notes - conversion option	6,186,875	5,171,272
Convertible notes vested warrants - conversion option	4,901,494	4,188,685
Total	$16,665,434	$13,963,138

Convertible Notes (Unsecured)
Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars.  The functional reporting currency of the Company is US dollars.  As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company’s functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the statement of comprehensive income (loss).

8% Redeemable Promissory Notes (Gold Loan)
The gold loan was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be delivered at regular six monthly intervals leading up to the maturity date.  The amount of gold that must be delivered is established by reference to a Gold Price Participation Arrangement (“GPPA”). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deposit in trust. For gold prices between US$900 and US$1,200 per ounce, payment volumes are altered so that the Company’s US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices.  However, volumes of gold payments are frozen if the price of gold falls below US$900 (the Company being protected from having to deliver more gold) or exceeds US$1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US$900 per ounce and written call option when they are above US$1,200 per ounce.

The call option and put option features of the Gold Loan are re-valued at each reporting date using the Black 76 variant of the Black-Scholes option pricing model, with each gold deposit date (May 31 and November 30 each year) valued as a separate option in accordance with the criteria noted above.

The call option component of the gold note, a derivative liability of the Company, has a value of US$5,325,000 at March 31, 2012 (US$4,539,000 as at December 31, 2011). Inputs used when valuing the call option components of the Gold Loan are:

Olympus Pacific Minerals

	March 31, 2012	December 31, 2011
Gold futures prices	US$1,671 to US$1,684 per ounce	US$1,571 to US$1,585 per ounce
Exercise price (call options)	US$1,200 per ounce	US$1,200 per ounce
Term to maturity	0.17 to 0.67 years	0.42 to 2.42 years
Annualized volatility	25-35%	30%
Risk free rate	0.1% to 0.3%	0.1% to 0.2%

The put option component of the gold note, a derivative asset of the Company, has a value of US$23,000 at March 31, 2012 (US$145,000 as at December 31, 2011). Inputs used when valuing the put option components of the Gold Loan are:

	March 31, 2012	December 31, 2010
Gold futures prices	US$1,671 to US$1,684 per ounce	US$1,571 to US$1,585 per ounce
Exercise price (put options)	US$1,200 per ounce	US$1,200 per ounce
Term to maturity	0.17 to 0.67 years	0.42 to 1.42 years
Annualized volatility	30%	35%
Risk free rate	0.1% to 0.3%	0.1% to 0.2%

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60.  Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share. As the exercise price of the stock underlying the gold loan warrants is not denominated in the Company’s functional currency, the warrants meet the definition of derivatives and are recorded as derivative liabilities under IFRS, and are revalued at each reporting date, with any change in valuation being recognized in the statement of comprehensive income/(loss).

Notes to the Financial Statements (Unaudited)
March 31, 2012

20. Interest Bearing Loans and Borrowings

	March 31, 2012	December 31, 2011
Gold loan	$12,076,914	$11,353,550
Current portion	8,823,760	8,558,040
Non-current portion	3,253,154	2,795,510
Total	$12,076,914	$11,353,550

8% Redeemable Promissory Notes (Gold Loan)

On June 21, 2010 the Company announced that it had consummated a private placement memorandum consisting of (i) a senior secured redeemable gold delivery promissory note (“Gold Loan”) and (ii) common stock purchase warrants.  The Gold Loan is secured by certain assets of the Company and Formwell Holdings Limited and New Vietnam Mining Corporation (“Guarantors”).

		At March 31, 2012
			Interest	Number of
	Issued	Maturity	Rate	Units	Face Value
					USD
Gold Loan	June 18, 2010	May 31, 2013	8%	1,314	13,140,000

As at March 31, 2012, the Gold Loan has a face value of US$13,140,000 (December 31, 2011: $13,140,000). The Gold Loan has an original face value of US$21,960,000, the difference to the original face value being payments of principal of US$5,040,000. It was issued in US$10,000 units, bears interest at 8% per annum and is payable semi-annually in arrears.

The Gold Loan initially obligates the Company to deliver gold as settlement of the loan’s principal, subject to the adjustment feature described in note 19.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60.  Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as derivative liabilities.

The Company did not exercise its option for early repayment through a one-off provision for the early redemption of the Gold Loan on November 30, 2011.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined as $18.189 million.

As part of this offering, the Company issued broker warrants which were valued at $0.252 million and have been recorded as part of the transaction cost.

Gold delivered as repayment of the loan is accounted for as a disposal of a current asset, for which a gain or loss is recorded as other income (loss) in the consolidated statement of comprehensive income (loss). The gain or loss represents the difference between the value of the note settled by way of gold and the cost of production of inventory used to settle that portion of the loan.

The Gold Loan Notes require the Company to meet certain covenants, all of which had been met as at March 31, 2012, including the following:

•	Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

Olympus Pacific Minerals

21. Convertible Notes

	March 31, 2012	December 31, 2011
Convertible notes	$24,718,430	$23,154,693
Current portion	992,549	630,153
Non-current portion	23,725,881	22,524,540
Total	$24,718,430	$23,154,693

				At March 31, 2012
Convertible Notes	Issued	Maturity	Interest Rate	Number of Units	Face Value	Face Value	Effective Interest Rate	Conversion Rate per Unit	Total Shares on Conversion
					CAD	USD
9% CAD Notes (1)	26-Mar-10	26-Mar-14	9%	12,709,942	10,676,355		31.9%	0.42	25,419,893
8% CAD Notes (2)	29-Apr-11	29-Apr-15	8%	150	15,000,000		36.8%	0.50	30,000,000
8% USD Notes (3)	6-May-11	6-May-15	8%	14,600,000		14,600,000	24.5%	0.51	28,627,451

(1)
The 9% CAD Notes also have two separate common stock warrants.  A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 each and a Vesting warrant that is exercisable, subject to vesting upon early redeption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.

(2)
The 8% CAD Notes also have two separate common stock warrants.  A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redeption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

(3)
The 8% USD Notes also have two separate common stock warrants.  A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redeption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

The Convertible Note agreements require the Company to meet certain covenants, all of which had been met as at March 31, 2012, including the following:

•	Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

 22. Trade and Other Payables

	March 31, 2012	December 31, 2011
Current:
Trade payables	$4,062,943	$4,115,053
Accruals and other payables	10,634,495	11,776,495
Total	$14,697,438	$15,891,548

23. Other Financial Liabilities

The Company had capital leases for projects related to the Phuoc Son property.

	March 31, 2012	December 31, 2011

Total minimum lease payment	$608,740	$354,312
Less: current portion	(608,740)	(354,312)
Total	$-	$-

As all lease payments will be settled within one year, the present value of the lease payments approximates their book value.

Notes to the Financial Statements (Unaudited)
March 31, 2012

24. Capital and Reserves

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.

The following table shows movements in the capital stock of the Company for the three month period ended March 31, 2012 and the year ended 31 December, 2011.

	Number of Shares	Amount $
Common shares, January 1, 2011	365,510,797	$129,903,856

Common shares issued (1) Exercise of options Exercise of warrants Conversion of Notes Common Shares Bought Back and Cancelled(2) Share issue costs (1)	14,000,000 3,334 9,921 1,363,855 (294,000) -	$5,787,600 2,148 18,068 497,685 (73,022) (289,380)
Common shares, December 31, 2011	380,593,907	$135,846,955
	Number of Shares	Amount $
Common shares, December 31, 2011	380,593,907	$135,846,955

Exercise of options Common Shares Bought Back and Cancelled(3)	817,458 (2,001,179)	$197,856 (721,414)
Common shares, March 31, 2012	379,410,186	$135,323,397

(1)
In March 2011 the Company completed a non-brokered private placement of 14,000,000 shares at a price of A$0.40 per share, for gross proceeds of $5,787,600 and net proceeds of $5,498,220.  Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

(2)	In December 2011 the Company bought back 294,000 shares on market at an average price of USD$0.25 per share and cancelled them.
(3)	In Q1 2012 the Company bought back 2,001,179 shares on market at an average price of USD$0.36 per share and cancelled them.

Common Share Buy-back Program

On November 28, 2011, the Company announced its intention to make a normal course issuer bid to be transacted through the facilities of the TSX (the “Normal Course Issuer Bid”) and filed a buy-back announcement with the Australian Securities Exchange (with the Normal Course Issuer Bid, the “Buy-Back Program”).

Pursuant to the terms of the Buy-Back Program, Olympus may purchase its own common shares for cancellation in compliance with TSX or ASX rules, as applicable up to a maximum of 30,072,558 shares, being 10% of its public float. Purchases will be subject to a daily maximum of 49,601 shares representing 25% of the average daily trading volume of 198,403 shares for the six months ended October 31, 2011, except where such purchases are made in accordance with “block” purchase exemptions under TSX guidelines. Olympus will initiate purchases at different times starting on or after December 1, 2011, and ending no later than November 30, 2012.

b) Stock Options

Under the Company’s stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

Olympus Pacific Minerals

The following table provides a summary of the stock option activity for the three month period ended March 31, 2012 and the year ended December 31, 2011.

	March 31, 2012		December 31, 2011
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	35,278,977	0.54	31,084,998	0.52
Granted	12,487,960	0.44	6,235,733	0.62
Exercised	(1,092,960)	0.12	(3,334)	0.45
Cancelled/ Expired	(5,978,720)	0.72	(2,038,420)	0.49
Outstanding, end of the period	40,695,257	0.49	35,278,977	0.54
Options exercisable at the end of the period	35,310,546	0.51	30,858,452	0.54

The following table summarizes information about the stock options outstanding as at March 31, 2012.

Options Outstanding				Options Exercisable
Range of Exercise Prices $CAD	Number Outstanding As at March 31, 2012	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at March 31, 2012	Weighted Average Exercise Price $CAD
$0.12	297,654	1.76	0.12	297,654	0.12
$0.30 - 0.39	4,095,000	4.93	0.33	4,095,000	0.33
$0.40 - 0.49	14,952,184	3.15	0.41	13,802,184	0.41
$0.50 - 0.59	12,949,896	3.35	0.54	10,136,811	0.56
$0.60 - 0.69	4,700,000	2.02	0.61	3,550,000	0.63
$0.70 – 0.79	2,763,022	3.88	0.72	2,491,395	0.74
$0.80 – 0.89	833,334	0.79	0.84	833,334	0.84
$0.90 – 0.92	104,167	0.08	0.92	104,167	0.92
	40,695,257		0.49	35,310,545	0.51

Notes to the Financial Statements (Unaudited)
March 31, 2012

c) Warrants
The following table shows movements in number of warrants of the Company for the three month period ended March 31, 2012 and the year ended December 31, 2011.

	March 31, 2012		December 31, 2011
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	39,508,908	$0.86	20,278,076	$0.74
Granted – Agent Warrants	-	-	4,690,196	$0.55
Granted – Vested Warrants1	-	-	150	$55,000
Granted – Vested Warrants2	-	-	14,600,000	$0.55
Exercised	-	-	(59,514)	$0.50
Outstanding, end of the period	39,508,908	$0.86	39,508,908	$0.86

1. In April 2011 the Company issued a further 150 vesting warrants, which only vest in the event of early redemption of the 8% CAD convertible note described in note 19. In that event the vested warrants are no longer exercisable.

2. In May 2011 the Company issued a further 14,600,000 vesting warrants, which only vest in the event of early redemption of the 8% USD convertible note described in note 19. In that event the vested warrants are no longer exercisable.

d) Consolidated Changes in Equity - Other Reserves

The changes in equity-other reserves for the three-month period ended March 31, 2012 is as follows:

				Foreign	Equity Based	Investment
			Broker	Currency	Compensation	Premium
	Other Reserves		Warrants	Translation	Reserve	Reserve	Total
Balance at January 1, 2011	$(93,627)		521,561	$(2,513,078)	$8,700,492	(10,106,702)	$(3,491,354)
Options granted and vested	-		-	-	3,063,380	-	3,063,380
Options exercised	-		-	-	(661)	-	(661)
Warrants granted and vested	-		896,484	-	-	-	896,484
Investment in subsidiary	-	-		-	-	(4,927,389)	(4,927,389)
Balance at Decem ber 31, 2011	(93,627)		1,418,045	(2,513,078)	11,763,211	(15,034,091)	(4,459,540)
Options granted and vested	-		-	-	406,658	-	406,658
Options exercised	-		-	-	(173,808)	-	(173,808)
Warrants granted and vested	-		-	-	-	-	-
Investm ent in subsidiary	-		-	-	-	(2,467,609)	(2,467,609)
Balance at March 31, 2012	$(93,627)		$1,418,045	$(2,513,078)	$11,996,061	$(17,501,700)	$(6,694,299)

Other reserves
This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

Broker warrants
This reserve represents broker warrants associated with the 9% CAD Convertible Note that was issued in March 2010, the 8% CAD Convertible Note that was issued in April 2011 and the 8% USD Convertible Note that was issued in May 2011.

Foreign currency translation
This reserve originated on January 1, 2009 when the Company changed from reporting in CAD to USD and represents accumulated translation differences on balance sheet translation.

Equity based compensation reserve
This reserve records the movements in equity based compensation.

Investment premium reserve
This reserve represents the premium paid on acquisition of a greater equity interest in North Borneo Gold Sdn Bhd.

25. Employee Benefits

Share based payments

Equity settled share based payments are valued at grant date using a Black Scholes model.
Under the Company’s stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

Olympus Pacific Minerals

The total share compensation expense recognized for stock options during the three-month period ended March 31, 2012 is $406,660 (three-month period ended March 31, 2011 - $336,148).

During the three-month period ended March 31, 2012, 12,487,960 options were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes, at $2,376,738. These options have various exercise prices of between CAD$0.33 and CAD$0.52.  The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP), being the listing of the stock activities for five business days from the grant date.  11,062,960 of the options vest immediately, 175,000 vest in six months’ time and the remaining 1,250,000 outstanding options vest 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board.  Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the period of the change.  Total DSUs granted as at March 31, 2012 were 237,357 units.  No DSUs were granted during the three month period ended March 31, 2012, 237,357  units were paid out during the same period and 237,357 were due to be paid out at March 31, 2012.  Liabilities related to this plan are recorded in accrued liabilities and totalled $152,318 as at March 31, 2012 (as at December 31, 2011 - $188,491). Compensation expense related to this plan for the three-month period ended March 31, 2012 was $40,335 (income for the three-month period ended March 31, 2011: $77,023).

Notes to the Financial Statements (Unaudited)
March 31, 2012

26. Related Party Disclosures

The consolidated financial statements include the financial statements of Olympus Pacific Minerals Inc and the subsidiaries listed in the following table:

		% equity interest held as at March 31,
Name	Country of incorporation	2012	2011
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
Olympus Pacific Vietnam Ltd	British Virgin Islands	100	100
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Olympus Pacific Thailand Ltd	British Virgin Islands	100	100
Kadabra Mining Corp.	Philippines	100	100
Olympus Pacific Minerals Vietnam Ltd	Vietnam	100	100
OYM NZ Ltd	New Zealand	100	-
Olympus Pacific Minerals Labuan Ltd	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	83.25	75.05
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100

Compensation of key management of the group was as follows:

	Year-to-date March 31
	2012	2011
Management fees	$696,878	$871,306
Share based compensation	$278,102	$211,398
Total compensation of key management	$974,980	$1,082,704

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Management fees and reimbursement of expenses
Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2012 and 2011; Wholesale Products Trading Limited associated with Peter Tiedemann in 2012 and  2011; Action Management Limited associated with Charles Barclay in 2012 and 2011; Cawdor Holding Limited associated with Russell Graham in 2012 and 2011; Lloyd Beaumont No. 2 Trust associated with Paul Seton in 2012 and 2011;  Whakapai Consulting Ltd associated with Jane Bell in 2012 and 2011; The Jura Trust associated with John Seton in 2012 and 2011 and K&K Management GmbH associated with Klaus Leiders in 2012.

Directors' interest in the stock option plan

Olympus Pacific Minerals

Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of options outstanding
Issue Date	Expiry Date Exercise Price CAD$		March 31, 2012	December 31, 2011
Mar-07	Mar-12	0.65	-	850,000
Mar-07	Mar-12	0.75	-	4,000,000
Jun-08	Jan-13	0.40	1,809,000	1,809,000
Apr-09	Jan-14	0.12	-	722,872
Jan-10	Dec-14	0.40	3,073,618	3,073,618
Feb-10	Apr-12	0.87278	166,667	166,667
Feb-10	Jun-12	0.5742	625,000	625,000
Jun-10	Apr-15	0.42	3,000,000	3,000,000
Jun-10	Apr-15	0.60	3,000,000	3,000,000
Sep-10	Dec-14	0.45	997,252	997,252
Jan-11	Dec-15	0.72	1,609,003	1,737,723
Aug-11	Aug-16	0.515	254,213	254,213
Sep-11	Sep-16	0.532	1,372,205	1,372,205
Jan-12	Jan-17	0.420	1,250,000	-
Feb-12	Feb-17	0.520	4,472,872	-
Mar-12	Mar-17	0.330	3,915,000	-
Total			25,544,830	21,608,550

Directors' interest in the deferred share units plan
Deferred share units are held by non-executive members of the Board of Directors.  Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

Award Date		Units	Value of units outstanding
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
14/05/2008	116,667	350,000	$37,434	$151,160
14/05/2009	120,690	362,070	38,725	156,373
Total of deferred share units outstanding	237,357	712,070	$76,159	$307,533

Notes to the Financial Statements (Unaudited)
March 31, 2012

27. Commitments and Contingencies

As at March 31, 2012
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	608,740	608,740	-	-	-	-
Operating leases	495,228	405,602	89,626
Purchase obligations - supplies & services	3,985,189	3,985,189	-	-	-	-
Purchase obligations - capital	1,813,111	1,813,111	-	-	-	-
Asset retirement obligations	1,685,919	546,881	664,761	440,946	33,331	-
Total	8,588,187	7,359,523	754,387	440,946	33,331	-

In the normal course of business, the Company is subject to various legal claims.  Provisions are recorded where claims are likely and estimable.

28. Financial Instruments

The Company’s activities expose it to a variety of financial risks; credit risk, interest rate risk, liquidity risk, foreign currency risk and commodity price risk.  These risks arise from exposures that occur in the normal course of business and are managed by the Officers of the Company.  Material risks are monitored and are regularly discussed with the Audit Committee of the Board.

Market and commodity price risk
The profitability of the operating subsidiaries of the Company is related to the market price of gold and silver. The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.

During the three-month period ended March 31, 2012 the Company sold gold at the weighted average price of US$1,687 per ounce. A change of US$100 in the gold price per ounce the Company received would have changed the Company’s net income by approximately $1,650,000 in the three month period.

The Company has entered into a redeemable promissory note arrangement that requires repayment of the principal by the physical delivery of gold into trust at regular six monthly periods until May 2013.  The price of gold will determine the physical quantities of gold that need to be delivered as settlement of the liability associated with this financial arrangement.  Components of the Gold Loan that exhibit characteristics of a derivative are discussed in note 19.

Foreign exchange risk
The Company operates in Canada, Vietnam, Malaysia, Australia and the Philippines. The functional and reporting currency of the parent company is the US dollar. The functional currency of significant subsidiaries is also in US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar, Vietnamese dong and Malaysian ringgit.

The most significant transaction exposure arises in the parent Company in Canada. The balance sheet of the Parent Company includes US and Canadian dollar cash and cash equivalents and Convertible Note liabilities in Canadian dollars.  The Parent Company is required to revalue the US dollar equivalent of the Canadian dollar cash and cash equivalents and liability at each period end. Foreign exchange gains and losses from these revaluations are recorded in the statement of comprehensive income (loss).

At present, the Company does not hedge foreign currency transaction or translation exposures.

Olympus Pacific Minerals

Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments which are measured at fair value by valuation technique:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
All financial instruments measured at fair value use level 2 valuation techniques in all years.

There have been no transfers between fair value levels during the reporting period.

Interest rate risk
As at March 31, 2012, the Company holds Convertible Note liabilities that attract interest at fixed rates of 8% and 9% (refer note 21). The Company also has a redeemable promissory note arrangement associated with the delivery of gold that requires interest to be paid a fixed rate of 8% per annum (refer notes 19 and 20). There is no risk of the interest rate increasing for these convertible notes and the gold loan as the rates are fixed.

Credit risk
Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. The Company minimizes its exposure by holding cash and cash equivalents with two major financial institutions in Canada.

Credit risk exposure is mitigated because the Company can sell the gold it produces on many different markets and payment is typically received within two weeks of shipment.  The Company’s receivables are all current.

Liquidity risk
Liquidity risk arises through excess financial obligations over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at March 31, 2012, the Company was holding cash and cash equivalents of $8,384,151 (December 31, 2011 - $8,730,248).  A table of commitments and contractual obligations of the Company are presented in note 27.

Principal repayments on debt are due as follows:

	Repayments
US$	2012	2013	2014	2015	Total

Convertible notes-CAD 9%			10,705,181		10,705,181
Convertible notes-CAD 8%				15,040,500	15,040,500
Convertible notes-USD 8%				14,600,000	14,600,000
Gold loan	8,460,000	4,680,000			13,140,000
	8,460,000	4,680,000	10,705,181	29,640,500	53,485,681

Capital Management
The objective of the Group’s capital management is to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long-term growth strategy.

In the period, the Company has raised cash by issuing equity instruments.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

Notes to the Financial Statements (Unaudited)
March 31, 2012

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets, by project, that are approved by the Board of Directors (the “Board”) for development, exploration, acquisition and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

As at March 31, 2012, the Company has convertible debt and gold loan debt totaling $36,795,344 (December 31, 2011 – $34,508,243) and a cash balance of $8,384,151 (December 31, 2011 - $8,730,248). This meets the Company’s preferred minimum liquidity cushion.

Total managed capital as at March 31, 2012 was $122,249,236 (December 31, 2011 - $125,135,353).  The Company has no obligation to pay dividends on share capital.

	US$	US$
	March 31, 2012	December 31, 2011
Current
Interest-bearing loans and borrowings	8,823,760	8,558,040
Convertible notes	992,549	630,153
Trade and other payables	14,697,438	15,891,548
Non-Current
Interest-bearing loans and borrowings	3,253,154	2,795,510
Convertible notes	23,725,881	22,524,540
Derivative financial liabilities	16,665,434	13,963,138
Less:
Cash	(8,384,151)	(8,730,248)
Trade and other receivables	(1,934,594)	(2,022,122)
Net Debt	57,839,471	53,610,559
Equity	64,409,765	71,524,794
Capital and Net Debt	122,249,236	125,135,353

29. Material Events After the Consolidated Balance Sheet Date

Pursuant to the terms of the Company’s share buy-back program, 531,000 shares were purchased by the company and subsequently cancelled between April 1, 2012 and May 15, 2012.

END OF NOTES TO FINANCIAL STATEMENTS

Olympus Pacific Minerals

DIRECTORS
David A. Seton
Leslie G. Robinson
Jon Morda
Kevin Tomlinson

OFFICERS
David A. Seton
Executive Chairman

John A. G. Seton
Chief Executive Officer

S. Jane Bell
Chief Financial Officer

Charles A.F. Barclay
Chief Strategy Officer

Klaus Leiders
Chief Operating Officer

Peter Tiedemann
Chief Information Officer

Paul F. Seton
Chief Commercial Officer

James W. Hamilton
VP Investor Relations Jeffrey D. Klam
General Counsel & Corporate Secretary

LEGAL COUNSEL
Gilbert & Tobin
1202 Hay Street, West Perth WA 6005
PO Box 454, West Perth WA 6872
Tel: 61.8.9322.7644
Fax: 61.8.9322.1506

Claymore Partners Limited
Level 2, Claymore House
63 Fort Street, Auckland, New Zealand
Tel: 64 9 379 3163
Fax: 64 9 379 3164

AUDITORS
Ernst & Young LLP
Chartered Accountants
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7

Telephone: 416.864.1234
Facsimile: 416.864.1174

CORPORATE OFFICE
Olympus Pacific Minerals Inc.
Suite 500, 10 King Street East
Toronto, Ontario
Canada M5C 1C3

Telephone: 416.572.2525
Toll-Free: 888.902.5522
Facsimile: 416.572.4202
info@olympuspacific.com

TRANSFER AGENT
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario
Canada M5J 2Y1

Inquiries relating to shareholdings should
be directed to the Transfer Agent.

Toll-Free: 800.564.6253 (North America)
Toll-Free: 514.982.7555 (International)
service@computershare.com
www.computershare.com

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067, Australia

Telephone: +61 3 9415 5000
Fax: 61 3 9473 2570
Investor enquiries: 1300 850 505
www.computershare.com

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange: OYM
Australian Securities Exchange: OYM
OTCQX : OLYMF
Frankfurt Stock Exchange: OP6
info@olympuspacific.com
www.olympuspacific.com